Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

1st June 2004

Brambles

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

04030909

SUPPL

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

PROCESSED
JUN 22 2004
THOMSON FINANCIAL

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 07 2004
181
WASH. D.C.

Yours faithfully

Laura Jackson
Company Secretarial Assistant

Encs.

dlo 6/22

Registered in England No. 4134697 Registered Office: as above

FILE NO: 82-5205

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Franklin Resources, Inc. and its affiliates

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of clients of Franklin Resources, Inc. and its affiliates

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

806,993

8) Percentage of issued class

Negligible

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

28 May 2004

12) Total holding following this notification

108,353,781

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

FILE NO: 82-5205

14.98%

14) Any additional information

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification 1st June 2004

Details of Registered Holders

Bank of New York, London	2,408,940
Chase Nominees Ltd	77,793,560
Citibank Nominees Ltd.	1,246,377
Clydesdale Bank PLC, Glasgow	1,750,969
HSBC London	210,540
Mellon Bank NA	6,965,247
Northern Trust Company	3,466,828
Royal Trust Corp of Canada, London	2,184,140
State Street Nominees Limited	12,347,180
Total	108,353,781